EXHIBIT 99.4

Press Release

Yamal LNG project begins gas exports

Paris, 8 December, 2017, Total announces that the first cargo of liquefied natural gas (LNG) from Yamal LNG is ready to leave Sabetta. This first shipment is a major milestone for Yamal LNG, one of the biggest liquefied natural gas projects in the world. Yamal LNG will produce reserves of 4.6 billion barrels of oil equivalent in Northern Russia. At full capacity, the three-train facility will supply 16.5 million tons of LNG per year to Asian and European markets.

“This first LNG cargo is a testament to the tremendous efforts of the project partners, contractors and all parties who managed to deliver Yamal LNG on time and on budget. Together we managed to build from scratch a world-class LNG project in extreme conditions to exploit the vast gas resources of the Yamal peninsula,” said Patrick Pouyanné, Chairman and CEO of Total. “This giant project would not have been possible without the power of our partnership with Novatek and displays Total’s commitment to Russia. With remarkably low upstream costs, Yamal LNG is one of the world’s most competitive LNG projects and it will contribute to the Group’s gas production for many years”.

Yamal LNG processes natural gas from the giant onshore South Tambey gas and condensate field, located on the Yamal peninsula. The project includes an integrated gas treatment and liquefaction facility with three trains each having a capacity of 5.5 million tons per year, storage tanks, port and airport infrastructures. The construction of the first train as well as the logistic facilities was successfully completed with more than 30,000 personnel actively involved on site at peak. The second and third trains will be commissioned in 2018 and 2019 respectively.

Yamal LNG’s production is sold under long-term contracts on Asian and European markets, predominantly under oil-index price formulas. LNG will be supplied to the markets all year round through an innovative shipping approach involving a fleet of purposely designed ice-class LNG carriers which will travel the Northern Sea Route to Asia over the Bering Strait during the summer time.

The project is operated by Yamal LNG company, owned by Russian independent gas producer Novatek (50.1%), Total (20%), CNPC (20%) and Silk Road Fund (9.9%).

Total in Russia:

Total has been present in Russia for over 25 years and the Group’s equity production was 335,000 barrels of oil equivalent per day (boe/d) in 2016. This production comes from the Kharyaga (Total, 20%) and Termokarstovoye fields (Total, 49%) as well as from other fields through the Group’s 18.9 % share in Novatek.

Total, a world LNG leader:

A pioneer in the LNG industry, TOTAL is today one of the world’s leading players in the sector with strong, diversified positions along the entire value chain and 11 million tons of LNG produced in 2016.

Following the acquisition of Engie’s upstream LNG business, expected to be finalized in summer 2018, the Group will manage an overall volume of around 40 million tons of LNG per year by 2020, making Total the second largest global player among the majors with a worldwide market share of 10%.

The company is involved in LNG projects in Australia, the United States, Indonesia, Qatar, Yemen, the United Arab Emirates, Oman, Norway, Nigeria, Angola and Ivory Coast.

Yamal LNG key figures:

◾	FID : December 2013
◾	Plan capacity: 16.5 million tons per year
◾	3 liquefaction trains of 5.5 million tons per year each
◾	Production plateau: 450,000 boe/d
◾	Reserves : 4.6 billion barrels of oil equivalent
◾	Development cost : $27 billion equivalent
◾	15 ice-class (ARC 7) LNG carriers with a capacity of 170,000 cubic meters each
◾	Long term contracted volume : 54% to Asia, 46% to Europe
◾	Total offtakes 4 million tons of LNG per year to be sold within the Group’s portfolio

For more information https://www.total.com/sites/default/files/atoms/files/yamal-lng.pdf

About Total:

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

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Total contacts:

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

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